UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.            )1

Computer Software Innovations, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

205395106

(CUSIP Number)

David B. Dechant; 900 East Main Street, Suite T, Easley, South Carolina 29640;

(864) 855-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205395106	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Steven Kean
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 211,872
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 211,872
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,872
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 3.0%
14.	TYPE OF PERSON IN

SCHEDULE 13D

CUSIP No. 205395106	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Robert Ginsburg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 569,404
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 569,404
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,404
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 8.1%
14.	TYPE OF PERSON IN

CUSIP No. 205395106	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Andrew Sakalian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 569,404
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 569,404
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,404
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 8.1%
14.	TYPE OF PERSON IN

CUSIP No. 205395106	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Kurt Haas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 569,404
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 569,404
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,404
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 8.1%
14.	TYPE OF PERSON IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Computer Software Innovations, Inc., a Delaware corporation (the “Issuer,” the “Company” or “CSI”). The address of the principal executive offices of the Issuer is 900 East Main Street, Suite T, Easley, South Carolina 29640.

Item 2.	Identity and Background.

Steven Kean

(a)	Steven Kean
(b)	10 Kingsway Road, Irmo, South Carolina 29063
(c)	Product Development, Microsoft Practices (Computer Software Innovations, Inc., 440 Knox Abbott Road, Suite 425, Cayce, SC 29033)
(d)	During the past five years, Mr. Kean has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(e)	During the past five years, Mr. Kean has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Kean is a United States citizen.

Robert Ginsburg

(a)	Robert Ginsburg
(b)	1219 Peace Haven Road, Chapin, South Carolina 29036
(c)	CTO of Microsoft Practices (Computer Software Innovations, Inc., 440 Knox Abbott Road, Suite 425, Cayce, SC 29033)
(d)	During the past five years, Mr. Ginsburg has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(e)	During the past five years, Mr. Ginsburg has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Ginsburg is a United States citizen.

Andrew Sakalian

(a)	Andrew Sakalian
(b)	583 Redwood Court, Sebastian, Florida 32958
(c)	VP of Microsoft Practices (Computer Software Innovations, Inc., 440 Knox Abbott Road, Suite 425, Cayce, SC 29033)
(d)	During the past five years, Mr. Sakalian has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(e)	During the past five years, Mr. Sakalian has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Sakalian is a Canadian citizen.

Kurt Haas

(a)	Kurt Haas
(b)	2914 Heyward Street, Columbia, South Carolina 29205
(c)	Sales Specialist of Microsoft Practices (Computer Software Innovations, Inc., 440 Knox Abbott Road, Suite 425, Cayce, SC 29033)
(d)	During the past five years, Mr. Haas has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(e)	During the past five years, Mr. Haas has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Haas is a United States citizen.

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Item 3.	Source and Amount of Funds or Other Consideration.

On August 18, 2008, the Company acquired the business of software developer Version3, Inc. (“Version3”) based in Columbia, South Carolina. The acquisition was effectuated pursuant to an Agreement and Plan of Reorganization dated August 18, 2008 (the “Acquisition Agreement”) between Version3, CSI and the shareholders of Version3 (the “Shareholders”), some of whom are filers under this Schedule 13D. The Acquisition Agreement is filed as Exhibit A and incorporated herein by reference.

The Acquisition Agreement provided for the acquisition of substantially all of the assets and business operations of Version3 by CSI (the “Acquisition”). The assets acquired included: certain accounts receivable; work in progress; all furniture, fixtures, machinery, equipment and supplies; and all software and intellectual property rights. As a part of the Acquisition, CSI assumed only certain liabilities of Version3. These included a $240,750 loan due to Andrew Sakalian, the former CEO of Version3 and a Shareholder, and the obligations of Version3 under ongoing vendor or customer contracts transferred to CSI as a part of the Acquisition. In order to repay in full the loan to Mr. Sakalian at the closing of the Acquisition, the Company drew under its $7.0 million credit facility with RBC Bank (USA) (the “Bank”) the amount of $240,750.

As consideration for the Acquisition, CSI irrevocably agreed to issue to the Shareholders, as assignees of Version3, a total of 2,153,143 shares of CSI’s common stock, $0.001 par value (the “Shares”). Of these, 800,000 shares have been placed into escrow and will be held for the benefit of the Shareholders. These earn out shares (the “Earn Out Shares”) will be released to the Shareholders over a three year period following the closing of the Acquisition upon the acquired operations of Version3 meeting or exceeding certain financial targets. These targets, and the aggregate number of Shares which will be released per earn out period, are set forth below:

Earn Out Period	Revenue Target	EBITDA Target	Number of Earn Out Shares
1/1/2009 to 12/31/2009	$2,500,000	$ 750,000	300,000
1/1/2010 to 12/31/2010	$5,000,000	$1,500,000	300,000
1/1/2011 to 12/31/2011	$7,000,000	$2,100,000	200,000

Immediately prior to the Acquisition, there were 4,908,061 shares of common stock outstanding and approximately 200 stockholders of record. Immediately following the consummation of the Acquisition, there were outstanding 7,061,204 shares of common stock, including escrowed Earn Out Shares. Following the Acquisition, former Version3 Shareholders own approximately 30.5% of CSI’s outstanding common stock (17.4% on a fully diluted basis). The Shares issued to the Shareholders were not registered under the Securities Act of 1933, as amended (the “Securities Act”) or state securities laws, and were sold in reliance upon exemptions from such registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. Accordingly, the Shares are “restricted shares” pursuant to Rule 144 promulgated under the Securities Act, and may be sold only pursuant to an exemption from federal and state securities registration requirements.

All of the Shareholders entered into the Acquisition Agreement. Three of such Shareholders, who were the officers and directors of Version3, entered into Employment Agreements (the form of which is attached as Exhibit C to the

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Acquisition Agreement) and Confidentiality and Noncompetition Agreements (the form of which is attached as Exhibit A to the Acquisition Agreement). The remaining Shareholders entered into Confidentiality and Nonsolicitation Agreements (the form of which is attached as Exhibit B to the Acquisition Agreement).

The Acquisition Agreement contains customary representations and warranties and the parties agreed to certain covenants which are typical for similar transactions. Among these, the Acquisition Agreement contains indemnification provisions whereby the Company, and Version3 and the Shareholders jointly and severally, agreed to indemnify each other for the breach of representations and warranties and covenants contained in the Acquisition Agreement.

Item 4.	Purpose of Transaction.

Messrs. Kean, Ginsburg, Sakalian and Haas have acquired shares of Common Stock for investment purposes in connection with the acquisition as described in Item 3. Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Messrs. Kean, Ginsburg, Sakalian and Haas may have that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any the person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Steven Kean

(a)	The aggregate number and percentage of Common Stock beneficially owned by Steven Kean are 211,872 shares and 3.0%, respectively, of the issued and outstanding shares of Common Stock.
(b)	Mr. Kean has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.
(c)	On August 18, 2008, Mr. Kean received the irrevocable right to receive 211,872 shares of Common Stock pursuant to the agreements described in Item 3.
(d)	Not applicable.
(e)	Not applicable.

Robert Ginsburg

(a)	The aggregate number and percentage of Common Stock beneficially owned by Robert Ginsburg are 569,404 shares and 8.1%, respectively, of the issued and outstanding shares of Common Stock.
(b)	Mr. Ginsburg has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.
(c)	On August 18, 2008, Mr. Ginsburg received the irrevocable right to receive 569,404 shares of Common Stock pursuant to the agreements described in Item 3.
(d)	Not applicable.
(e)	Not applicable.

Andrew Sakalian

(a)	The aggregate number and percentage of Common Stock beneficially owned by Andrew Sakalian are 569,404 shares and 8.1%, respectively, of the issued and outstanding shares of Common Stock.

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(b)	Mr. Sakalian has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.
(c)	On August 18, 2008, Mr. Sakalian received the irrevocable right to receive 569,404 shares of Common Stock pursuant to the agreements described in Item 3.
(d)	Not applicable.
(e)	Not applicable.

Kurt Haas

(a)	The aggregate number and percentage of Common Stock beneficially owned by Kurt Haas are 569,404 shares and 8.1%, respectively, of the issued and outstanding shares of Common Stock.
(b)	Mr. Haas has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.
(c)	On August 18, 2008, Mr. Haas received the irrevocable right to receive 569,404 shares of Common Stock pursuant to the agreements described in Item 3.
(d)	Not applicable.
(e)	Not applicable.

DISCLAIMER OF BENEFICIAL OWNERSHIP

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) each of Andrew Sakalian, Robert Ginsburg, Kurt Haas and Steven Kean (the “Joint Filers”) disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by any of the other Joint Filers. Each Joint Filer declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Relationships with the Issuer

As described in Item 3, the Joint Filers entered into the Acquisition Agreement. Pursuant to the Acquisition Agreement, Robert Ginsburg, Andrew Sakalian and Kurt Haas entered into employment agreements with the Issuer, as well as confidentiality and noncompetition agreements. Steven Kean entered into a confidentiality and nonsolicitation agreement with the Issuer.

The disclosure contained in Item 3 is hereby incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

A.	Agreement and Plan of Reorganization dated August 18, 2008 by and among Computer Software Innovations, Inc., Version3, Inc. and the Shareholders of Version3, Inc., incorporated herein by reference to Exhibit 10.1 of Issuer’s Form 8-K filed August 20, 2008.

B.	Agreement Relating to the Filing of Joint Acquisition Statement as Required by Rule 13d-1(k) of the Exchange Act.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 28, 2008	/s/ Andrew Sakalian
Andrew Sakalian

Date:	August 28, 2008	/s/ Robert Ginsburg
Robert Ginsburg

Date:	August 28, 2008	/s/ Kurt Haas
Kurt Haas

Date:	August 28, 2008	/s/ Steven Kean
Steven Kean

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

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EXHIBIT A

Agreement and Plan of Reorganization dated August 18, 2008 by and among Computer Software Innovations, Inc., Version3, Inc. and the shareholders of Version3, Inc., incorporated by reference to Exhibit 10.01 to the Company’s Form 8-K filed August 20, 2008.

Exhibit B

AGREEMENT TO JOINT FILING OF SCHEDULE 13D

DATED AUGUST 27, 2008

We individually and jointly agree to submit this Schedule 13D on behalf of us as individuals.

Date:	August 28, 2008	/s/ Andrew Sakalian
Andrew Sakalian

Date:	August 28, 2008	/s/ Robert Ginsburg
Robert Ginsburg

Date:	August 28, 2008	/s/ Kurt Haas
Kurt Haas

Date:	August 28, 2008	/s/ Steven Kean
Steven Kean